500 Capitol Mall, Suite 1800 Sacramento, CA 95814 Telephone: 916-930-2500 Fax: 916-930-2501 www.lockelord.com Deborah K. Seo Direct Telephone: 916-930-2757 Direct Fax: 916-290-0460 dseo@lockelord.com

July 27, 2012

Amanda Ravitz

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Re:	Flux Power Holdings, Inc.
Form 8-K
Filed June 18, 2012
File No. 000-25909

Dear Ms. Ravitz:

We represent Flux Power Holdings, Inc. (the “Company”) and are in receipt of the Staff’s letter dated July 13, 2012 in connection with the above referenced matter. We have had an opportunity to review and discuss the Staff’s letter, and after discussion, the Company intends to comply with the Staff’s comments. However, the Company will need additional time to prepare and finalize the requested revisions to the Form 8-K. Accordingly, on behalf of the Company we are requesting that the Company be given until August 6, 2012 to respond to the Staff’s letter and to file the information in response to the Staff’s comment letter.

Thank you for your understanding on this matter and if you have any questions, please contact me or John Yung at 916-930-2524.

Very truly yours,

/s/ Deborah K. Seo

DKS:dh

cc: Chris Anthony

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